SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

GLOBAL IMAGING SYSTEMS, INC.
(Name of Subject Company)

RG Acquisition I Corp.
(Offeror)
XEROX CORPORATION
(Parent of Offeror)
(Name of Filing Persons -- Offerors)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

37934A 10 0
(CUSIP Number of Class of Securities)

Samuel K. Lee
Assistant Secretary, Associate General Counsel
Xerox Corporation
800 Long Ridge Road
P.O. Box 1600
Stamford, Connecticut 06904
(203) 968-3000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:
Scott A. Barshay, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019
(212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable	Not Applicable

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

To	From
The People of Global Imaging Systems	Anne Mulcahy Chairman and CEO, Xerox Corporation 203-968-3553 Anne.Mulcahy@Xerox.com Jim Firestone President, Xerox North America 203-968-3152 James.Firestone@Xerox.com

Subject	Date
Welcome	April 2, 2007

Let us be among the first to welcome you to Xerox!

We are thrilled with Global Imaging System’s decision to join Xerox.  Together, we're strengthening our value proposition to our customers -- combining Global’s strong knowledge of the SMB market, deep customer relationships, commitment to great customer service, and extensive distribution capacity with Xerox’s industry-leading product portfolio that caters to the needs of businesses small to large.

Global is no stranger to Xerox. As we’ve focused more intently on SMB customers with more products and expanding our own distribution channels, we’ve watched your success from the sidelines. Our discussions with Tom Johnson and his team started as an opportunity for Global to distribute Xerox products. After getting to know your business better and talking more with Global’s leadership team, it became clear to both companies that our partnership could be even stronger. Those discussions brought us to the agreement we announced today.

Global's success stems from one place:  you.  The people of Global have built a business with an entrepreneurial spirit and a powerful connection to the local communities you serve. Your results are impressive. Today's news celebrates what you've already created and signals the beginning of what Xerox and Global can do together.

We expect our transaction will be complete in May. At that time, Global will join Xerox as a wholly owned subsidiary, reporting into Xerox North America. We fully intend for you to maintain the strong attributes of your culture – a solid commitment to the local businesses you serve and a sense of independence on how best to meet the needs of your customers. We want each core company to keep its local name and continue doing what you do so well – along with the added benefit of Xerox technology to offer to your customers.

As you'll hear from Xerox leaders around the world, our company operates on the basis of six core values that were developed by our founder in the early 1960s and have been nurtured over the years.  From what we know of Global and the culture you have created, we believe you will find our values consistent and reassuring.

1.	We succeed because we have a passion about creating value for our customers.

2.	We value our employees - - all of our employees. Diversity is hugely important to us. So is treating people with dignity and respect.

3.	We strive to deliver quality and excellence in all we do. We know our customers keep raising the bar and that we have to keep getting better. We think of it as a race without a finish line.

4.	We strive to give our shareholders a healthy return on the trust they place in us.

5.	We value technology. Our future success depends on it.

6.
We behave responsibly as a good corporate citizen. We’re a leader in protecting the environment … in corporate philanthropy … in community involvement. We believe very strongly that we have an obligation to give back.

You’ll find that these six values permeate everything we do. Lots of companies have statements of values. At Xerox, we try very hard to live them. We hope you will too.

This is an exciting time for Global and Xerox. The future brings incredible opportunities for our partnership to thrive.

We’re quite bullish on Global’s continued growth track. Our confidence is based on you – and your commitment to serving your communities and your customers. We know that together we can move our businesses to the next level, building even greater value and growth for the benefit of all our stakeholders.

On behalf of Team Xerox, welcome to our company. We are privileged to be part of Global’s ongoing success story.

Additional Information

The tender offer has not yet commenced, and any description contained herein is not an offer to purchase or a solicitation of an offer to sell securities. At the time the tender offer is commenced, Xerox Corporation will file a tender offer statement with the U.S. Securities and Exchange Commission (the “SEC”).  Investors and Global Imaging Systems Inc. security holders are strongly advised to read the tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement that will be filed by Global Imaging Systems Inc. with the SEC, because they will contain important information. These documents will be available at no charge on the SEC’s Web site at www.sec.gov.